Filed by Hub Cyber Security (Israel) Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

hubsecurit y .io Confidential Investors Conference April 4th, 2022 hubsecurity.com 1

2 This presentation was prepared by Hub Cyber Security (Israel) Ltd. (the “Company” or "HUB”) and does not constitute an offer to purchase or sell the Company's securities or an invitation to receive such offers and is intended solely for the provision of information. The information contained in the presentation is presented solely as a summary and for convenience, and is not intended to substitute the need to review the Company's reports which have been published to the public, including the Company's periodic report for 2021, in order to receive a complete picture of the Company's activities and risks, including the immediate reports about the merger transaction detailed in slides 17 and 19; In addition, this presentation includes data and estimates based on external sources, the content of which has not been independently examined by the Company and therefore the Company is not responsible for their accuracy or correctness. Additionally, the images presented throughout this presentation are for illustration purposes only. The information contained in the presentation does not constitute a recommendation or opinion nor a substitute for the discretion or collection and analysis of independent information of any potential investor; The presentation, and in particular the information contained in slides 9,14,15, and 18 - 22, include forward - looking information, as defined in the Securities Law, 1968 ("Forward - Looking Information"), which includes, among other things, forecasts, objectives, assessments, intentions, plans, estimates and other information relating to future events and/or matters, the degree of realization or non - realization of which is uncertain and not in the control of the Company. All or part of its non - realization will be affected, inter alia, by the realization of some risk factors that characterize the Company's activities, unforeseen difficulties in realizing the Company's intentions and plans, change in customer desires and needs, competing behavior and developments in the economic environment and other external factors. As stated, it is based solely on the Company's subjective assessment, based on facts and data regarding the current state of the Company’s business and macroeconomic facts and data, all as known to the Company at the time of publication of this presentation. Forward - Looking Statements Certain statements included in this Presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements generally relate to future events or the Company’s or Mount Rainier Acquisition Corp . ’s (“SPAC”) future financial or operating performance . For example, projections of future EBITDA and EBITDA Margin are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential,” “forecast” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward - looking . Such forward - looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and SPAC and its management, as the case may be, are inherently uncertain . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and may differ from assumptions . Many actual events and circumstances are beyond the control of the Company or SPAC . Factors that may cause actual results to differ materially from current expectations include, but are not limited to : (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Proposed Business Combination ; (ii) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto ; (iii) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the stockholders of SPAC or the Company, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the Proposed Business Combination ; (iv) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination ; (v) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination ; (vi) the risk that the Proposed Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Proposed Business Combination ; (vii) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination ; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees ; (ix) costs related to the Proposed Business Combination ; (x) changes in applicable laws or regulations ; (xi) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors ; (xii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company ; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in the SPAC’s final prospectus relating to its initial public offering dated October 4 , 2021 . Forward - looking statements speak only as of the date they are made . Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Neither the Company nor SPAC undertakes any duty to update these forward - looking statements . Financial Information ; Non - GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Securities Act of 1933 , as amended . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by SPAC and the Company with the United States Securities and Exchange Commission (the “SEC”) . This Presentation includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA and EBITDA Margin . These non - GAAP measures, and other measures that are calculated using such non - GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results or future performance . Therefore, these measures should not be considered in isolation or as an alternative to operating income, net income, cash flows from operations or any other profitability, liquidity or performance measures derived in accordance with GAAP . You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . The Company believes these non - GAAP measures of financial results, including on a forward - looking basis, provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company uses these non - GAAP measures for trend analyses, for budgeting and planning purposes . The Company believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . The management of the Company does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . This Presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results . Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results for the Company’s fiscal years 2021 through 2026 . The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections constitute forward - looking information and should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those presented in the prospective financial information . The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that the Company, SPAC, or their respective representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events or as a representation by any person that the results reflected in such forecasts will be achieved . Industry and Market Data The information, data and statistics contained herein are derived from various internal (including data that the Company and SPAC have internally collected) and external third - party sources . While the Company and SPAC believe such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . Neither the Company nor SPAC has independently verified the accuracy or completeness of the information provided by third party sources . No representation is made, by the Company’s or SPAC’s management, as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein . Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance . The Company and SPAC assume no obligation to update the information in this presentation . Participants in the Solicitation The Company and SPAC and their respective directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SPAC’s stockholders in connection with the Proposed Business Combination . A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus relating to its initial public offering dated October 4 , 2021 , which was filed with the SEC and is available free of charge at the SEC’s web site at www . sec . gov, or by directing a request to Mount Rainier Acquisition Corp . , 256 W . 38 th Street, 15 th Floor, New York, NY 10018 , Attention : Matthew Kearney . Additional information regarding the names and interests will be set forth in the proxy statement/prospectus for the Proposed Business Combination when available . The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SPAC in connection with the Proposed Business Combination . A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination will be set forth in the proxy statement/prospectus filed as part of the registration statement on Form F - 4 for the Proposed Business Combination, which is expected to be filed by the Company with the SEC . Additional Information for Investors and Stockholders In connection with the Proposed Business Combination, the Company intends to file with the SEC a registration statement on Form F - 4 containing a proxy statement/prospectus, and after the registration statement is declared effective by the SEC, SPAC will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders . This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination . This Presentation is not a substitute for any registration statement or for any other document that the Company or SPAC may file with the SEC in connection with the Proposed Business Combination . Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Business Combination, as these materials will contain important information about the Company, SPAC and the Proposed Business Combination . When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Business Combination will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov, or by directing a request to: Mount Rainier Acquisition Corp., 256 W. 38th Street, 15th Floor, New York, NY 10018, Attention: Matthew Kearney. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Trademarks The Company and SPAC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third - parties, which are the property of their respective owners. The use or display of third - parties’ trademarks, service marks, trade i n an y wa y tha t th e Compan y or S P A C wil l not asser t t o th e fullest exten t under applicabl e la w thei r respective rights or th e rights of th e applicabl e licensor(s ) t o thes e trade m C ark s o , s e n rvi c ﬁ e m d ark s e , tr a n de n t a m i e a s a l n d copyrights . names or products in this presentation is not intended to, and does not imply, a relationship with the Company or SPAC, or an endorsement or sponsorship by or of the Company or SPAC . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate Disclaimer

3 A g enda ● About HUB ● Technology & Products ● Growth Strategy ● Mergers & Acquisitions ● The SPAC Merger ● 2021 Financial Results Conﬁdential

4 About HUB HUB was established in 2017 by veterans of the 8200 and 81 elite intelligence unit of the Israeli Defense Forces Conﬁdential

5 HUB’s ‘WHY’ HUB’s main goal is to offer innovative technologies that would change the paradigm of defensive cyber Why? ● Because we think that Cybersecurity is flawed ● Cyber hacks are a daily phenomena within the largest enterprises and governments in the world despite billions of dollars in defence budgets ● Millions of records are being stolen, held ransom and exposed daily Conﬁdential

6 What we do This ﬁeld is named Conﬁdential Computing There are 3 main areas of cyber protection 1. Data protection while AT REST For example: When data is stored on a hard - drive 2. Data protection while IN TRANSIT For example: When data is sent by Email 3 . Data protection while IN USE This is the largest breach in IT defences For example: When a ﬁle is being double - clicked and being used in computer’s memory & CPU This is how Ransomware works Almost all companies are dealing with 1&2 HUB has developed a holistic hardware solution for end - to - end cyber protection Conﬁdential

7 Conﬁdential Joining Confidential Computing leadership This is one of the most innovative and hottest areas of cyber defense, and HUB has joined the companies that serve as leaders in this field worldwide Important to note: This is an entire new field! The cutting edge of cyber defense that has just begun to evolve

8 Our Solutions - 4 product families HUB has a wide range of solutions for organizations, governments and IoT UNDER DEVELOPMENT A SILICON CHIP FOR IOT DEVICES Conﬁdential COMMERCIAL A PCI CARD UPGRADING EXISTING HARDWARE COMMERCIAL SERVERS THAT REPLACE EXISTING HARDWARE

9 Market Potential The Conﬁdential Computing sector is expected to grow at a rate of near 100% per year CAGR over the next 5 years and reach approximately $54 billion in 2026. Conﬁdential

10 Conﬁdential The Challenge However, 1. Achieving a recognized supplier status with governments and organizations may take years! 2. The value chain and contractual control is usually maintained by integrators and not mere technology providers

11 Strategic Solution 1. HUB merged with ALD to gain immediate access to top clientele and saved years Conﬁdential 2. HUB acquired Comsec to gain the ability of becoming a prime integrator in large government and enterprise tenders However, 1. Achieving a recognized supplier status with governments and organizations may take years! 2. The value chain and contractual control is usually maintained by integrators and not mere technology providers

12 Our Achievement In just 12 months, we’ve transitioned from a technology - only provider to a global integration company specializing in the field of defensive cyber confidential computing with potential for growth and the ability to take large projects with governments and organizations Comsec & ALD Conﬁdential HUB Core Technology

13 Highlights for this period HUB today: ● About 600 employees ● A distribution network of 30+ countries ● Direct access (as an approved supplier) to approx. 1,500 high - profile customers ● A company with leading technology in a cutting - edge cybersecurity field Leading customers Conﬁdential

14 Our Revenue Projections There is a complete synergy between the technology and professional services arm ● Both arms support each other in cross sales ● While both are expected to grow, the technology and innovation arm is expected to be the main revenue generator Relative revenues performance chart Conﬁdential 2021 2022 2023 2024 2025 2026

15 5YR Financial Projections We expect rapid growth of the technology arm over the next two years with approximately $38 million in revenue as early as 2022 We expect technology revenues to exceed the services arm revenue in 2023 with $91 million Conﬁdential

16 Conﬁdential 5 YR Financial Projections How did we substantiate our technology revenues forecast? The Company has been in the process of selling the technology for over a year now and is in advanced stages of sales with many customers around the world. The basis for the forecast comes from an existing order backlog of approximately NIS 30 million and an additional NIS 90 million (approx.) in sales pipeline with over 70 companies and organizations around the world (already in January 2022).

17 SPAC Merger on NASDAQ - Intro ● The pro forma enterprise valuation was made by all parties on the basis of comparable companies currently traded on the Nasdaq ● Institutional investors have made irrevocable commitments to invest approximately $50 million in a PIPE ﬁnancing at a valuation of $1.28 billion. ● This $50 million PIPE investment is the minimum investment amount required to close the merger transaction (even if all of the $173 million of SPAC funds are redeemed by the SPAC investors). ● Proceeds from the PIPE are expected used as working capital to support continued growth and to fund acquisitions. Conﬁdential

18 SPAC Merger on NASDAQ - on track ● The transaction is scheduled to close in the second half 2022 at approximately NIS 34 per share of HUB. ● HUB investors and shareholders will be left with approximately 81% (in the case that none of the $ 173 million SPAC cash investments are being redeemed) and approximately 92 % of the combined company (in the case of 100 % SPAC cash redemptions) Conﬁdential

19 SPAC Merger on NASDAQ The merger will help HUB to accelerate global growth and mainly in the U.S. Conﬁdential

20 Conﬁdential 2021 Financial Results The company presents record revenues for YE2021 with strong revenue bookings and pipeline supporting 2022 and 2023 growth potential

21 Conﬁdential Highlights for 2021 financial Results 1. Record revenues of approximately 250 million NIS compared to 224 million NIS in 2020 2. Revenue growth forecast for 2022 of approximately 48% to NIS 370 million based on the following points: A. An accumulation of orders of approximately NIS 228 million already at the beginning of January 2022, divided as follows: (1) A backlog of orders of approximately NIS 114 million for the field of professional services (2) A backlog of orders of approximately NIS 31 million for the field of products and technology (3) Backlog of orders of approximately NIS 83 million for 2023 B. C. D. Sales procedures (pipeline) of an additional NIS 90 million in approximately 70 transactions at various stages of sale worldwide Full merge and synergistic work with Comsec and ALD activities Existing long - term contracts that generate cyclical revenues in the field of professional services 3. Increase in gross profit of approximately NIS 36 million (compared to nis 33 million in the corresponding period) 4. Adjusted operating loss from business operations of approximately NIS 13 million (excluding expenses for options approximately NIS 19 million, depreciation approximately NIS 15.7 million, and another NIS 2 million in one - time expenses for a merger transaction and the acquisition of Comsec amount to approximately NIS 50 million) 5. Expected transition to operating profit in 2022 6. A significant increase in equity to NIS 204 million (compared to only NIS 2.2 million in the corresponding period) 7. Capital to balance sheet ratio of approximately 54% - total equity of NIS 204 million out of a balance sheet of approximately NIS 374 million.

22 Conﬁdential S u m m a ry ● HUB has developed unique technology and products in the ﬁeld of Conﬁdential Computing, a relatively new ﬁeld with the potential to change the paradigm in the world of cyber security ● HUB intends to be a signiﬁcant player in this ﬁeld and provides solutions for governments and organizations ● HUB strengthened its position through mergers and acquisitions that gave the Company access to huge clients and integration capability that put the Company at the top of the value chain in international tenders ● HUB intends to merge with a Nasdaq listed SPAC (RNER) to mobilize additional economic power that will enable the Company to continue to grow both organically and through mergers and acquisitions ● The merger agreement was signed and represents a potential valuation of $1.28 billion (which is approximately NIS 34 per share) on the day of the merger. ● The Company's management continues to take aggressive steps to increase growth and the chances of achieving leadership in the conﬁdential computing ﬁeld

Confidential ʺʥʣʤ hubsecurity.com 23